UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VITRO BIOPHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

928501303
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928501303

(1)	Names of reporting persons James R. Musick
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 7,040,498(1)
	(6)	Shared voting power 25,684,484(1)(2)
	(7)	Sole dispositive power 7,040,498(1)
	(8)	Shared dispositive power 25,684,484(1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 32,724,982(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 27.3%(3)
(12)	Type of reporting person (see instructions) IN

(1) Includes 4,700,000 shares issuable upon exercise of options held directly by James R. Musick that are exercisable within 60 days of the date of February 13, 2023 (the “Options”).

(2) Includes (i) 22,727,635 shares held in the James R. Musick Trust, a grantor trust, of which James R. Musick has sole voting and investment control, and (ii) 2,956,849 shares owned by the reporting person’s spouse, of which the reporting person disclaims beneficial ownership

(3) Based on 115,160,180 shares of Common Stock issued and outstanding as of January 27, 2023, in addition to the 4,700,000 shares of common stock issuable upon conversion exercise of the Options, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 30, 2023.

CUSIP No. 928501303

(1)	Names of reporting persons James R. Musick Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Colorado

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power -0-
	(6)	Shared voting power 22,727,635(1)
	(7)	Sole dispositive power -0-
	(8)	Shared dispositive power 22,727,635(1)

(9)	Aggregate amount beneficially owned by each reporting person 22,727,635(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.7%(2)
(12)	Type of reporting person (see instructions) OO

(1) Includes 22,727,635 shares held in the James R. Musick Trust, a grantor trust, of which James R. Musick serves as the sole trustee.

(2) Based on 115,160,180 shares of Common Stock issued and outstanding as of January 27, 2023, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 30, 2023.

Item 1(a)	Name of issuer:

Vitro BioPharma, Inc. (the “Issuer”).

Item 1(b)	Address of issuer’s principal executive offices

3200 Cherry Creek Drive South, Suite 720

Denver, Colorado 80209

Item 2(a)	Name of person filing:

James R. Musick

James R. Musick Trust (the “Trust”)

Item 2(b)	Address of principal business office or, if none, residence:

The principal business address of each of James R Musick and the James R. Musick Trust is as follows:

c/o Vitro BioPharma, Inc.

3200 Cherry Creek Drive South, Suite 720

Denver, Colorado 80209

Item 2(c)	Citizenship:

James R. Musick – United States of America

James R. Musick Trust – Organized and administered in the State of Colorado

Item 2(d)	Title of class of securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

928501303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) As of December 31, 2022, the reporting persons may be deemed to directly or indirectly beneficially own an aggregate total of 32,724,982 shares of the Issuer’s Common Stock.

As of that date, Dr. Musick is deemed to be the beneficial owner of 32,724,982, consisting of: (i) 2,340,498 owned directly by him, (ii) 4,700,000 shares of Common Stock which may be issued upon exercise of the Options described on the Cover Page, (iii) 2,956,849 shares of Common Stock owned by the reporting person’s spouse, and (iv) 22,727,635 shares of Common Stock owned by the Trust, of which the reporting person is the sole trustee and has sole voting and investment control.

As of December 31, 2022, the Trust is deemed to be the beneficial owner of 22,727,635 shares of Common Stock.

(b) Percent of class: See the responses in Row 11 on the attached Cover Pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the responses in Row 5 on the attached Cover Pages.

(ii) Shared power to vote or to direct the vote: See the responses in Row 6 on the attached Cover Pages.

(iii) Sole power to dispose or to direct the disposition of: See the responses in Row 7 on the attached Cover Pages.

(iv) Shared power to dispose or to direct the disposition of: See the responses in Row 8 on the attached Cover Pages.

The percentages used herein and in this Item 4 are calculated based on 115,160,180 shares of Common Stock issued and outstanding as of January 27, 2023, in addition to, with respect to the holdings of James R. Musick, the 4,700,000 shares of common stock issuable upon conversion exercise of the Options, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 30, 2023.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

JAMES R. MUSICK

/s/ James R. Musick

JAMES R. MUSICK TRUST
By:	/s/ James R. Musick
Name:	James R. Musick
Title:	Trustee

INDEX TO EXHIBITS

Exhibit 99.1	Joint Filing Agreement